Driving Compelling Value Creation Through Profitable Growth and Balanced Capital Allocation Max Chiara Chief Financial Officer

2 Forward Looking Statements $13B $13B Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements do not guarantee future performance and speak only as of the date on which such statements are made. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Key Messages

1 Resilience of portfolio and culture of operational excellence driving swift recovery above pre-pandemic levels

2 Strategic focus on responsibly funding growth coupled with continuous cost discipline

3 Robust cash flows poised to reduce leverage and strengthen credit profile

4 Balanced capital allocation plan to drive accelerated profit growth and substantial shareholder returns

2022 – 2025 commitments:

Mid-single-digit revenue CAGR	500+ basis points of operating margin expansion(1)	~$4.0B in cash from operations and ~$2.4B in free cash flow(2) (cumulative)

(1) At the mid-point of the 2025 target margin range
(2) Non-GAAP measure, see disclaimer on page 2 for further details

3

4 Financial Track Record: Resilience of Portfolio and Swift Cost Actions Drive Recovery in 2021 Above Pre-pandemic Levels Revenue Operating Income/Loss Adjusted EBITDA(1) $0.5 -$0.1 ~$0.9 2019 2020 2021E 2019 2020 2021E $1.5 $1.0 >2019 levels 2019 2020 2021E 12% NA ~22% 36% 32%Margin 85% $3.1 ~$4.1$4.0 77% 85% +Low Single-Digits Margin Product Sales Service Note: $ billions, except noted otherwise; figures reflect continuing operations (1) Non-GAAP measure, see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Non-GAAP measure, see disclaimer on page 2 for further details; 2019 and 2020 net debt leverage GAAP measure, calculation predates Italy asset sales and based on LTM Adjusted EBITDA Combined Cash from Operations Free Cash Flow(1) Net Debt(2) 2019 2020 2021E $0.6 $0.85-$0.9$0.9 $7.4 $7.3 $6.1 Net Debt Leverage(2) 4.3x 6.4x 3.8x $0.5 $0.3 >2019 levels 2019 2020 2021E 2019(2) 2020(2) Sept. 30,20201

5 Our Framework for Long-term Value Creation Multi-year Targets Provide Runway to Compelling Value Creation GROW OPTIMIZE INNOVATE Accelerated revenue growth and increased cash flow conversion to support higher shareholder returns Structural cost savings and a more efficient capital structure create conditions for more profitable growth Responsible and disciplined investments in R&D and CapEx to drive top-line growth

6 2021-2025 Outlook: Accelerating Growth and a Clear Path to Stronger Margins 69% 27% 4% Global Lottery Global Gaming Digital & Betting 2021E Revenue Mix • Financial Objectives Mid-single-digit organic revenue growth, expected to reach $4.6B-$5.0B in 2025 • Building on leadership positions in Lottery and Gaming • Incremental contribution from high-growth Digital & Betting Note: $ in billions, except where noted otherwise; all amounts presented reflect continuing operations; business plan assumes constant FX Mid-teens operating income CAGR, reaching 26%-29% margin in 2025 reflecting 500+ bps of expansion, at the midpoint • Improvement driven by top-line growth, gross margin expansion, and operating expense leverage • All segments contributing to margin improvement Consolidated Revenue ($B) OI Margin % 2019-2025: 2-4% CAGR 2021-2025: 3-5% CAGR 12% $4.0 2019 NA $3.1 2020 26-29% $4.6-$5.0 2025E $4.1-$4.3 20-22% 2022E ~22% ~$4.1 2021E GROW

7 Building Blocks to Substantially Higher Operating Profit and Margin ~22% 26%-29% (1) At the mid-point of the target margin range 2021 Lottery Discrete Benefits • Italy gaming hall closures • LMA incentives and elevated jackpots in the U.S. • Aggregate benefit of ~300 basis points Optimization Initiatives • Supply chain optimization and product margin enhancement actions Fast Growing Initiatives • Lottery: iLottery and instant ticket services • Digital & Betting: double-digit CAGR Core Business Growth • Lottery: same-store sales growth • Gaming: return to 2019 levels by 2023 GROW Corporate and Other

All Segments Driving Revenue and Profit Growth

GROW

Global Lottery ($B)

2019-2025: 4-5% CAGR
2021-2025: 2-4% CAGR(1)



$2.3
$2.2
~$2.8
$2.8-$3.1
2019
2020
2021E(1)
2025E

30% 30% 33-36% OI Margin %

Global Gaming ($B)

2019-2025: 1-2% CAGR
2021-2025: 11-13% CAGR



$1.6
$0.8
~$1.1
$1.7-$1.8
2019
2020
2021E
2025E

13% NA 28-30% OI Margin %

Digital & Betting ($M)

2019-2025: 25+% CAGR
2021-2025: 20+% CAGR



$91
$115
~$160
2019
2020
2021E
2025E

NA 6% 30+% OI Margin %

- Stronger revenue growth profile in 2019-2025 vs. pre-pandemic period of 2015-2019
- Benefit from emerging instant ticket services and iLottery opportunities
- Top-line growth, operating cost discipline driving margin expansion

- Double-digit revenue CAGR fueled by global market recovery, strategic growth initiatives
- Significant structural cost savings, mostly achieved by 2022
- Substantial margin improvement over the plan period

- Robust, double-digit revenue CAGR across all activities
- Software-as-a-Service/Content-as-a-Service model provides compelling margin leverage as business scales

Note: $ billions, except noted otherwise; figures reflect continuing operations; amounts do not include corporate expenses and purchase accounting amortization; totals may not add due to rounding
(1) 2021 area shaded in light blue represents the revenue impact of the Lottery discrete benefits described on page 7; 2021-2025 CAGR calculated excluding the discrete items

8

9 25% 75% • Optimization of procurement and assembly processes • Supply chain and logistics simplification • Reduced complexity of product offer and geographic mix • Optimization of resources by specialty/geography • Pandemic-induced cost freeze • Optimization of back-office functions • Disciplined control of discretionary costs 30% 30% Structural Cost Reductions and Discipline Create a Leaner, More Efficient Enterprise 30% CapEx savings OPtiMa 1.0: Achieved over $200 million in savings in 2021 vs. 2019 Total Savings >$200M Margin Improvement Product Simplification P&L savings Operational Excellence 30% 30% 40% OPTIMIZE

10 33% 67% • Supply chain optimization (absorbing recent supply chain issues and shortages) • Realigning global real estate/facilities footprint • IT systems and infrastructure leveraged across portfolio • Interest cost savings through proactive capital structure optimization • Cost of debt lowered to 4.3% by the end of 2021 vs 5.3% in 2019 • Realignment of legal entity and tax structure to enhance accountability and accelerate capital investment decisions • Targeting low 30% effective tax rate compared to historical low to mid-40% level 33% 33% OPtiMa 2.0: Opportunities for Additional, Structural Profit Improvement 33% 33% 33% 33% OI benefit Over $150 million in incremental savings targeted by the end of 2023 vs. 2019 Total Savings >$150M Effective Tax Rate Interest Expense Below OI benefit Operational Excellence Near-Term Opportunities Medium-Term Opportunity OPTIMIZE

~$2.8B Designated for Strategic Investments[1] in Growth (2022-2025)

INNOVATE



R&D
41%
By
Category
59%
Capital
Expenditures



Digital &
Betting
11%
45%
Global
Gaming
By
Segment(2)
44%
Global
Lottery

Capital Expenditures
(~$1.6 Billion)

- Lottery infrastructure
- Gaming machine installed base
- Technological innovation
- KPIs: NPV, IRR, payback period

Research & Development
(~$1.2 Billion)

- Content development
- Technological innovation
- Intellectual property license fees
- Digital growth
- KPIs: Target margin by initiative, # of launches, game success ratio

[1] Strategic Investments include CapEx and R&D (inclusive of IP license fees), exclude license fee for Italy Lotto renewal in 2025
[2] Charts exclude corporate costs

11

12 Lottery Investments Offer Compelling Returns • Project-specific NPV/IRR targets ensure prudent capital deployment • Resilient growth profile and responsible investment parameters drive double-digit returns well above weighted average cost of capital • Investments in technology and adjacent, emerging opportunities with instant ticket services and iLottery strengthen growth profile Lottery Project-specific KPIs: NPV, IRR, payback period INNOVATE Cost of Capital Risk Premium Operating Risk Country Risk Financial Risk Risk Adjusted ROI Target

Gaming R&D Investments Focused on Driving Efficiency and Profitable Growth

INNOVATE

Gaming Project-specific KPIs:

Target margins, number of launches, and game success ratio

- Investment prioritizing areas of highest revenue growth and profitability improvement
- International and global core markets offer further opportunity for profit improvement
- Strategic focus on multi-level progressives to drive improved ROI on leased games
- Go-to-market R&D efficiencies reflect success of test bank approach


Profitability %
Revenue
Int'l ex. Core
Int'l ex. Core
NA Premium
NA Premium
Global Core
Specialty/ VLT
Specialty/ VLT
Global Core
2021E
2025E
Magnitude of Investment

Note: "Specialty/VLT" includes casino systems, CDS, class II, ETG, HHR, poker, VLT, and North America WLA; International ex. Core includes all LAC, EMEA, and APAC except Core

13

Robust Cash Flow is the Engine for Value Creation

- Steadily increasing cash from operations, free cash flow pre-Italy Lotto renewal
- Cash conversion (cash from operations/Adjusted EBITDA) improving to ~65% pre-Italy Lotto renewal
- Multi-year period of reduced capital intensity
  - OPtiMa programs includes efficiency-driven, structural CapEx reductions
  - Invested capital fluctuates with Lottery contract lifecycles



Cumulative Cash Flow Generation
2022-2025
Cash from Operations(1)
~$4.0B
Capital Expenditures
Free Cash Flow(2)
~$2.4B
0
1,000
2,000
3,000
4,000
5,000



JACKPOT
$220
MILLION

Note: All amounts presented reflect continuing operations
(1) 2025 cash from operations includes partial license fee assumption for Italy Lotto renewal that is in line with previous tender
(2) Non-GAAP measure; see disclaimer on page 2 for further details

14

15 A Capital Allocation Framework for Maximizing Shareholder Value Dividends Reinstated quarterly cash dividend of $0.20 per common share; ~$170M/year Share Repurchases Implementing multi-year $300M program as a combination of structured and opportunistic buying Delevering Reduce debt to achieve net debt leverage(1) of 2.5x-3.5x over the investment cycle; value accrues to equity holders Total Shareholder Return Between $1.5 and $1.8 billion available for debt reduction and shareholder returns over next 4 years (1) Non-GAAP measure, see disclaimer on page 2 for further details

16 Bringing it all Together: A Balanced Approach to Investing in the Business and Providing Compelling Capital Returns Cash From Operations (1) 2022-2025 Legal entity and organizational realignment of Digital & Betting segment expected to be completed within 12 months to support evaluation of potential separate public listing of Digital & Betting business • Stronger cash flow and balance sheet provide flexibility for selective M&A in high-growth areas (1) Includes final tranche of payment associated with sale of the Italy B2C gaming business due December 2022; 2025 cash from operations includes partial license fee assumption for Italy Lotto renewal that is in line with previous tender Reducing Debt Share Repurchases Dividends to Shareholders Payments to Minorities, net Capital Expenditures • Balanced Approach to Investing Up to 60% of operating cash flow to maintain existing portfolio of business: • CapEx to fund our existing contracts, as well as growth opportunities • Required payments to minorities Up to a quarter of operating cash flow to shareholders: • Reinstated quarterly cash dividend of $0.20 per common share • Launching $300M multi-year share repurchase program Up to 20% of operating cash flow to strengthen balance sheet by continuing to pay down debt

17 19 232 232 232 46361 579 1,100 1,618 750 579 750 1,774 2021 2022 2023 2024 2025 2026 2027 2028 2029 Bank Debt Bonds Undrawn RCF Debt Maturities ($M)Net Debt(1) Strong Credit Profile with Flexible Balance Sheet, Ample Liquidity Targeted net debt leverage(1) of 2.5x-3.5x over the investment cycle Q3’21 liquidity of $2.2B; $435M in cash and $1.8B from undrawn revolving credit facilities Targeting lower part of net debt leverage(1) range in 2025E Sept. 30, 2021 2022E 2023E-2025E Net debt leverage(1) 3.8x 3.5x- 4.0x 2.5x-3.5x Note: $ billions, except where noted otherwise; figures reflect continuing operations (1) Non-GAAP measure, see disclaimer on page 2 for further details

Financial Targets Provide Runway to Compelling Value Creation

	2021E	2022E	2025E
Revenue	~$4.1B	$4.1-$4.3B	$4.6-$5.0B (+mid-single-digit CAGR)
Operating Income	~22% Margin (Includes ~300 basis points of Lottery discrete benefits)[3]	20%-22% Margin	26%-29% Margin (+mid-teens CAGR)
Cash from Operations	$850-$900M	$850-$1,000M	~$700M[2] (avg. ~$1,000M/year)
CapEx	<$300M	~$400M-$450M	~$400M (avg. ~$400M/year)
Net Debt Leverage[1]	<4.0x	3.5x-4.0x	Targeting lower part of 2.5x-3.5x range


BAR
BAR
BAR
WIN
30
$1



TOP PRIZE $25,000!
5X
BBQ BUCKS
DID I

Note: Business plan assumes constant FX
(1) Non-GAAP measure, see disclaimer on page 2 for further details
(2) 2025 Cash from operations includes partial license fee assumption for Italy Lotto renewal that is in line with previous tender
(3) 2021 Lottery discrete benefits include gaming hall closures in Italy, plus LMA and elevated Jackpot activity in the U.S.

18

19 Impact of variances well-understood; financial plan reasonably protected High Confidence in Achievability of the Plan Illustrative Scenario Analysis (IGT PLC) • 10% headwind to 2025E upper range revenue results in 300+ bps of margin compression; proactive potential mitigants include: – Reprioritization of CapEx/R&D projects – SG&A/other cost reductions • Business model demonstrated resilience during the pandemic Illustrative Sensitivity Analysis (Lottery SSS) -$100M to -$50M -$50M to $0M $0M to +50M +$50M to +100M Total Revenue North America Same-Store Sales -5% -4% -3% -2% -1% 0% +1% +2% +3% +4% +5% It a ly S a m e -S to re S a le s -5% -4% -3% -2% -1% 0% Plan +1% +2% +3% +4% +5%

Key Messages

1 Resilience of portfolio and culture of operational excellence driving swift recovery above pre-pandemic levels

2 Strategic focus on responsibly funding growth coupled with continuous cost discipline

3 Robust cash flows poised to reduce leverage and strengthen credit profile

4 Balanced capital allocation plan to drive accelerated profit growth and substantial shareholder returns

2022 – 2025 commitments:

Mid-single-digit revenue CAGR	500+ basis points of operating margin expansion(1)	~$4.0B in cash from operations and ~$2.4B in free cash flow(2) (cumulative)

(1) At the mid-point of the 2025 target margin range
(2) Non-GAAP measure, see disclaimer on page 2 for further details

20

Appendix

22 Reconciliations of Non-GAAP Measures For the year ended December 31, 2020 Business Global Global Digital & Segment Corporate Total Lottery Gaming Betting Total and Other IGT PLC Loss from continuing operations (875) Provision for income taxes 28 Interest expense, net 398 Foreign exchange loss, net 309 Other non-operating expense, net 33 Operating income (loss) 642 (212) 6 436 (544) (107) Goodwill impairment - - - - 296 296 Depreciation 201 138 14 354 1 355 Amortization - service revenue 210 - 0 210 - 210 Amortization - non-purchase accounting 30 7 0 38 3 41 Amortization - purchase accounting - - - - 170 170 Restructuring 5 32 2 39 6 45 Stock-based compensation (3) (4) (0) (7) 0 (7) Other 0 0 - 0 4 4 Adjusted EBITDA 1,086 (38) 22 1,070 (62) 1,008 Cash flows from operating activities - continuing operations 595 Capital expenditures (255) Free Cash Flow 340 $ in millions; all amounts reflect continuing operations unless otherwise noted (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs

23 Reconciliations of Non-GAAP Measures For the year ended December 31, 2019 Business Global Global Digital & Segment Corporate Total Lottery Gaming Betting Total and Other IGT PLC Loss from continuing operations (3) Provision for income taxes 131 Interest expense, net 411 Foreign exchange gain, net (40) Other non-operating income, net (21) Operating income (loss) 697 222 (43) 877 (399) 478 Goodwill impairment - - - - 99 99 Depreciation 200 167 16 383 3 386 Amortization - service revenue 206 - 0 206 - 206 Amortization - non-purchase accounting 25 7 1 33 3 36 Amortization - purchase accounting - - - - 192 192 Restructuring 2 2 16 21 4 25 Stock-based compensation 6 1 1 13 13 27 Other 1 - - 1 5 6 Adjusted EBITDA 1,136 404 (8) 1,533 (79) 1,454 Cash flows from operating activities - continuing operations 907 Capital expenditures (377) Free Cash Flow 530 $ in millions; all amounts reflect continuing operations unless otherwise noted (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs